SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 11 November 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                             Bank of Ireland Group

                               Interim Statement

                     For the half year to 30 September 2004



HIGHLIGHTS

STRONG GROUP PERFORMANCE

Profit before Tax and exceptional items                               +5%
Alternative Earnings Per Share                                        +9%
Alternative Earnings Per Share (excluding impact of UK POFS)         +11%
Dividend                                                             +12%
ROE                                                                   24%

EXCELLENT DIVISIONAL PROFIT PERFORMANCES

Retail Republic of Ireland                                           +20%
Bank of Ireland Life (Operating Profit)                              +26%
Wholesale Financial Services                                         +14%
UK Financial Services (in local currency)                             +6%
Asset Management Services                                            +10%

DYNAMIC ASSET GROWTH

Retail Republic of Ireland                                           +23%
Wholesale Financial Services                                         +11%
UK Financial Services (in local currency)                            +13%

STRONG CAPITAL POSITION

Tier 1 Capital                                                       7.3%
Total Capital                                                       10.8%

ASSET QUALITY REMAINS STRONG

"With the strong Group performance for the half year, together with the positive economic environment in our two main markets and with the dynamic implementation of our business strategy, I look forward to the future with confidence."

Brian Goggin

Group Chief Executive

                             Bank of Ireland Group

                               Interim Statement

                      For the half year to 30 September 2004



                               FINANCIAL SUMMARY

RESULTS                                 Half Year      Half Year      Change %
                                        30-9-2004      30-9-2003
                                             EURm           EURm

Profit on ordinary activities before
exceptional items                             676            642             5%
Profit before taxation                        713            670             6%

PER UNIT OF EUR0.64 ORDINARY STOCK

Earnings per share                          62.0c          55.3c            12%
Alternative earnings per share              57.5c          52.7c             9%
Dividend per share                          16.6c          14.8c            12%

BALANCE SHEET

Total assets                              116,337         98,517
Total stockholders' funds                   4,597          4,137

Capital Ratios

Tier 1 capital                                7.3%           7.6%
Total capital                                10.8%          10.5%

Key Ratios

Net interest margin                          2.07%          2.20%
Costs/total income                             55%            53%
Return on average stockholders' funds          24%            24%
Equity/assets                                 3.9%           4.0%



                             Bank of Ireland Group
                                Interim Results
                    For the six months to 30 September 2004

The Bank of Ireland Group is pleased to announce a strong set of financial results for the six months to 30 September 2004. Profit before tax and exceptional items grew by 5% and alternative earnings per share increased by 9%. Alternative earnings per share grew by 11% and profit before tax and exceptional items grew by 9% when the impact of the Group's investment in the UK Post Office Financial Services is excluded, which is at its early developmental stage. Behind these headline results are strong divisional performances.

Retail Republic of Ireland had an excellent first six months with substantial volume and sales increases across key product areas. The retail mortgage book grew by 28%, business advances were up 22% and resources volumes recorded growth of 10%. Bank of Ireland Life grew market share significantly during the period with new business sales up 19% and an increase in operating profits of 26%.

Wholesale Financial Services also performed very strongly reflected in a profit before tax increase of 14%. Lending volumes were up 11% and Global Markets had a good performance in difficult market circumstances. First Rate Enterprises, our specialist foreign exchange subsidiary enjoyed a particularly strong first half. The Group recently completed a highly successful initial issue of an Asset Covered Securities programme, the first of its type by an Irish listed financial services company. This initiative availed of Irish legislation enacted in 2001 and will play a central role in funding our growth going forward.

The UK Financial Services Division turned in a 6% growth in profit before tax in local currency. The clear strategic focus on personal lending and business banking is producing benefits with strong volume growth in the mortgage book of 12% and in the business banking loan book of 18%. Asset quality remains very strong. The restructuring of this division is progressing well and the Business Improvement Plan is on track to deliver annualised cost reductions of GBP30 million by March 2007. However we continue to have a number of challenges in the consumer banking businesses which must be resolved. The resolution of these challenges will be concluded by the financial year-end.

The UK Post Office Financial Services business, our venture with the UK Post Office, is a significant growth opportunity for the Group in the UK market. Since the signing of the agreement in March 2004 we have seen some good early success with the roll out of five products nationally.

The Asset Management Services Division achieved a 10% increase in profit before tax for the period. Bank of Ireland Asset Management (BIAM), which has performed at the forefront of the global asset management industry for many years, is currently facing a particular challenge. Assets under management fell by 3% to EUR56 billion in the six months to 30 September 2004 reflecting net outflows of EUR2 billion. Pressure resulting from BIAM's relative investment performance for North American EAFE clients, compounded by the departure of four members of BIAM's investment team has led to further outflows. Between 1 October and 5 November 2004 we have received notification of terminations amounting to EUR5.7 billion - it should be noted that for each EUR1 billion change the marginal impact, in a full year, on profit before tax is EUR2.5 million approx. While the level of termination is disappointing, we continue to manage in excess of EUR50 billion in assets for some 700 clients on five continents. We are currently in the process of strengthening the BIAM team. We are confident that those additions together with our value driven and consistent investment style, will over time address the present challenges.

The Group and Divisional performances are set against a strong economic environment in our two main markets in Ireland and the UK and we believe this favourable background will continue. The Irish economy is estimated to grow by 6% p.a. in the medium term. Growth in consumer demand remains strong, based on positive demographics and increases in employment and incomes. Inflation has stabilised and Exchequer figures are favourable. In our other main market, the UK, we also expect to see a strong economic performance with estimated medium term growth of around 3%. In general, equity markets have been relatively flat during the six-month period and near-term trends are uncertain due to geopolitical uncertainty and the impact of oil prices.

The group net interest margin for the six months to end September 2004, at 207 basis points (bps) is 13bps lower than the corresponding period last year. This reduction of 13bps is due to a combination of factors principally, the low eurozone interest rate environment, a change in the funding mix as a result of assets growing more quickly than deposits, the re-pricing of the UK mortgage back book and the lag effect from implementing base rate changes in the UK mortgage book.

The Group operating expenses, excluding the impact of UK Post Office Financial Services, increased by 8% over the corresponding period last year due to higher investment costs in certain businesses, higher compliance costs and staff costs. Total income in the same period grew by 6% resulting in a negative gap of 2% between income and cost growth. We believe cost and income growth will be in line for the full year. In addition effective strategic cost management leading to greater efficiency and increased competitiveness is a key focus for action. We are targeting efficiency ratios that are competitive by international standards for all of our operating divisions.

Strong asset quality remains one of Bank of Ireland's positive differentiating features. Balances Under Provision reduced by 8% year-on-year from EUR376 million in September 2003 to EUR345 million in September 2004 and are covered
1.26 times by balance sheet provisions. The loan loss charge was EUR28 million or 8 basis points for the six months and this compares with a charge of EUR46 million or 15 basis points for the six months to September 2003. There was a draw-down of EUR27 million from the Non Designated Specific Provision (NDSP) for the six months to end September 2004 compared to a draw-down of EUR21 million in the six months to September 2003.

Our capital ratios remain very strong with a Total Capital ratio of 10.8% and Tier 1 at 7.3%. There were no share buy-backs during the six months as capital generated within the Group was used to fund strong balance sheet growth.

The financial services industry faces a number of significant regulatory changes. These include the implementation of Basel II, International Financial Reporting Standards (IFRS), Directors' Compliance Statements pursuant to the Irish Companies (Auditing and Accounting) Act 2003, and Sarbanes Oxley. Bank of Ireland is confident of meeting all these requirements, with requisite programmes and overarching governance already well established.

Bank of Ireland has a sound, well-focused strategy based on geographical and business diversification in dynamic and fast-growing markets. We expect to continue to grow our leading position in the financial services industry in Ireland, and will exploit the full potential of opportunities in the UK market, and will further develop our portfolio of niche, skill-based international businesses.

Outlook

The economic environment in our main markets is favourable. Our business is performing well and we are generating strong growth across a range of business lines. In addition we have firm plans in place to deal with the specific challenges we face. We have strong asset quality, we are well capitalised and we look forward to the full year outturn with confidence.



       Divisional Performance

                                                    Half Year to     Half Year to
                                                     30.9.2004        30.9.2003

                                                          EURm      (restated)*

                                                                           EURm

               Retail Republic of Ireland                  243              202

               Bank of Ireland Life                         59               73

               Wholesale Financial Services                216              189

               UK Financial Services                       200              182

               Asset Management Services                    64               58

               UK POFS                                     (20)               0

               Group and Central                           (61)             (48)

               Grossing up                                 (25)             (14)
                                                          ------           ------



               Profit before taxation and                  676              642
               exceptional items                           =====            =====

* Reflects some minor internal organisational changes.


Operating and Financial Review

Retail Republic of Ireland

Retail Republic of Ireland had an excellent performance in the six months to September 2004.

Profit before tax was EUR243 million, an increase of EUR41 million or 20% over the corresponding period last year. This resulted from strong income growth, cost containment and reduced loan loss provisions.

Net interest income was 11% higher. Net interest margin showed some further contraction reflecting the continuing impact of the lower interest rate environment and rapid asset growth. Lending volumes showed very strong growth of 23% with mortgage volumes increasing by 28% and other lending by 18%. These in turn reflected buoyant levels of new business particularly in mortgages and lending to the SME business sector. Resources volumes also performed very well with growth of 10%.

Non interest income recorded strong growth of 9%, with sale of Group products and other branch fee income contributing significantly.

Asset quality remains strong. The loan loss charge was EUR5 million lower than in the corresponding period last year and was 17 basis points of average advances.

Costs increased by 7% with salary costs and depreciation charges the main factors.

Bank of Ireland Life

Operating profit before tax increased by 26% to EUR72 million compared to the same period last year.

The Company has experienced strong growth in sales volumes with buoyant sales of single premium, pensions and savings new business across all of its distribution channels. Industry statistics have shown that Bank of Ireland Life has grown market share significantly during the period. The business has also enjoyed favourable mortality and persistency experience in its existing business portfolio.

Overall profits are lower than last year as the benefit of a EUR19 million prior year discount rate reduction of 2%, and the increase in world equity markets and consequent positive investment variance EUR11 million experienced last year, have not been repeated.

Wholesale Financial Services

Profit before tax increased by 14% to EUR216 million compared to the same period last year. Net interest income and other income (including share of joint venture) were up 20% and 9% respectively, contributing to a 14% increase in Total Income.

Costs were 14% higher as a result of our investment in initiatives to grow our franchise in the domestic market and further development of our successful international businesses, including Acquisition Finance, Project Finance and some newer skills based initiatives. Business as usual costs were well contained.

The loan loss charge as a percentage of the loan book at 26bps, was below the first half of last year (29bps). Asset quality is strong and the loan book is well diversified.

Corporate Banking increased pre-tax profits by 42% over the same period last year, benefiting from strong growth in lending and resource volumes and some significant, once-off fees.

Global Markets had a strong performance in challenging market conditions but profits were 18% lower due to exceptional trading gains in the corresponding period last year that benefited from falling interest rates.
First Rate Enterprises, the Group's specialist foreign exchange subsidiary, had another excellent performance with pre-tax profits up 50% on the same period last year. This reflects the continuing success of its joint venture with the UK Post Office that supplies retail foreign exchange services to the Post Office network.

Davy reported a good performance in the half year.


UK Financial Services

(In local currency)

UK Financial Services (UKFS) achieved 6% growth in profit before tax and exceptional items compared to the same period last year.

Lending volume growth was strong with the Business Banking loan book up 18% and the Personal Lending mortgage book up 12%. Resources increased by 5%, due mainly to the continued growth momentum in Business Banking.

Total income was 1% lower primarily as a result of the reduction in contribution to net interest income from residential mortgages, due to the re-pricing of the back book, combined with the effect of a time lag in implementing base rate increases, whilst non funds based income has remained static over the period.

Asset quality remains very strong. The loan loss charge benefited from the release of balance sheet provisions arising on the transfer of the commercial asset book to another part of the Bank of Ireland Group.

The Business Improvement Plan has ensured that the increase in costs has been held at 1% for the half year. Increased sales productivity and strong customer service levels have been achieved, despite a 10% reduction in the average number of staff. The Division remains on track to deliver annualised cost reductions of GBP30 million.

Asset Management Services


Profit before tax in Asset Management Services, which incorporates the Group's asset management and securities services businesses, grew by 10% to EUR64 million.

The improvement was mainly driven by growth in average assets under management over the same period last year of 17% in Bank of Ireland Asset Management
(BIAM). Point in time assets under management in BIAM fell by 3% to EUR55.7 billion at the end of the period compared to EUR57.5 billion at the start of the period reflecting net outflows of EUR2.0 billion.

Pressure resulting from BIAM's relative investment performance for North American EAFE clients, compounded by the departure of four members of BIAM's investment team has led to further outflows.

Average assets under management in Iridian Asset Management (Iridian) increased by 5% over the same period last year. Although point in time assets under management fell by 5% to $9.3 billion since 31 March 2004 reflecting net outflows of $0.7 billion, the company's relative investment performance continues to be very strong and positions it for future growth. During the period BIAM increased its stake in Iridian to 76% from 61%.

Bank of Ireland Securities Services (BOISS) custody and fund administration business also performed well with strong income and profit growth, particularly in the area of Securities Lending.

Total income for the division increased by 6% while costs increased by 3%.

Group and Central

Group and Central, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units, had a net cost of EUR61 million, compared to EUR48 million in the corresponding period last year.

Income is largely in line with last year, with higher income associated with some small business units at the centre, offset by the additional funding cost of the share buy back programme and the funding cost associated with our venture with the UK Post Office Financial Services.

The increase in total costs in the half year is driven by higher compliance spend, staff costs and costs associated with some small business units at the centre.

Financial Review

Bank of Ireland Group Profit and Loss Account

The Group Profit & Loss Account for the half years to 30 September 2004 and 30 September 2003 is set out below:


                                                  Half Year to   Half Year to
                                                     30-9-2004     30- 9-2003
                                                          EURm           EURm

Net Interest Income                                        922            852
Other Income                                               628            611
                                                        ------         ------
Total Operating Income                                   1,550          1,463

Operating expenses                                         875            794

Provision for bad and doubtful debts                        28             46

Income from associated undertakings and joint
ventures                                                    29             19
                                                        ------         ------

Profit on ordinary activities before exceptional
items                                                      676            642

Exceptional items                                           37             28
                                                        ------         ------
Profit before taxation                                     713            670

Tax                                                        120            120
Minority Interest                                            5              9
Preference Dividend                                          4              4
                                                        ------         ------
Profit Attributable                                        584            537

                                                          ====           ====

Income

   Average Earning Assets                                Net Interest Margin
                                                       (including grossing up)
30.9.2004        30.9.2003                            30.9.2004    30.9.2003
 EURbn            EURbn                                      %            %

   54.1           47.4        Domestic                     2.31         2.38
   37.2           31.1        Foreign                      1.74         1.93
 ------          ------                                  ------       ------
   91.3           78.5        Group                        2.07         2.20
  ====            ====                                    ====         ====

The Group's net interest income has grown by 8% in the period, following strong lending growth across all divisions, with Retail Republic of Ireland lending growing by 23%, 11% growth in Wholesale Financial Services and 13% growth in UK Financial Services. The Group's average earning assets have increased by 16% over the same period last year. Customer deposits have grown by 10% in Retail Republic of Ireland and by 5% in UKFS.

The Group's net interest margin has fallen by 13bps to 207bps. The domestic margin fell by 7bps with the foreign net interest margin contracting by 19bps. These reductions are due to a combination of factors principally, low interest rate environment, a change in the funding mix as a result of assets growing more quickly than deposits, the repricing of the UK mortgage back book and the lag effect from implementing base rate changes in the UK mortgage book.

Non-interest income has grown by 3%. The underlying increase is 8% excluding the benefit of the reduction in discount rate of EUR19 million, and positive investment variance of EUR11 million in Bank of Ireland Life which were included in the same period last year. This reflects the excellent sales growth in Group products in Retail Republic of Ireland, buoyant sales of single premium, pensions and savings in Bank of Ireland Life and growth in average assets under management in BIAM for the six months to September 2004.

Total operating income increased by 6% on the same period last year.

Income from associated undertakings and joint ventures increased by EUR10 million over the same period last year, reflecting excellent growth in our First Rate Travel Services business.

Operating Expenses

Operating expenses include for the first time the Group's investment in the UK Post Office Financial Services. Total operating expenses for the Post Office Financial Services are EUR18 million and include goodwill amortisation of EUR6 million. Excluding these costs, Group operating expenses have grown by 8%. Staff costs have grown by 4%, reflecting increases in rates of pay, higher compliance costs, pension costs and performance pay partly offset by lower staff numbers arising from the outsourcing deal with Hewlett Packard (HP) and the business improvement plan in the UK. The Group costs also include some investment costs in Wholesale Financial Services, where good progress has been made in achieving market-leading expertise in certain niche markets. Other operating expenses reflect higher IT costs following the continued development of IT solutions across the Group, together with the cost of services outsourced to HP. Income and cost growth are expected to be in line for the full year.

The cost income ratio for the half year was 54.7%.

Loan Losses

Loan loss charge has fallen from EUR46 million to EUR28 million. This reflects a release of EUR27 million from our non-designated specific provision (September 2003 release EUR21 million). The quality of the loan book remains robust, with the charge for the half year equating to 8bps of the average loans for the period. Balances under provision at 30 September 2004 of EUR345 million are down from EUR376 million on the same period last year. The loan loss coverage ratio (balance sheet provisions divided by balances under provision) was 126% at September 2004.

Exceptional Items

Following a review of businesses consistent with its portfolio management approach, the Group sold its stake in EuroConex during the period resulting in an exceptional gain of EUR31 million. The remainder of the exceptional item relates to gains on the sale of some properties in the UK, together with implementation costs of the Business Improvement Plan in UKFS.

Capital & Reserves

The return on equity for the half year was 24%. Capital ratios including the equity/assets ratio of 3.9% remain very strong, with Tier 1 Capital at 7.3% and Total Capital at 10.8%.

Interim Dividend

In accordance with Group policy that the interim dividend, in normal course, shall be set at 40% of the total distribution per unit of stock for the prior year, the Directors have declared an interim dividend of 16.6 cent for each unit of Ordinary Stock, an increase of 12% over the corresponding period last year.

The interim dividend of 16.6 cent will be paid on 5 January 2005 to stockholders who are registered as holding Ordinary Stock at the close of business on 3 December 2004.

Laurence Crowley
Governor
11 November 2004

For further information:
John O'Donovan Group Chief Financial Officer                  353 1 632 2054
Fiona Ross     Head of Group Investor Relations               353 1 604 3501
Dan Loughrey   Head of Group Corporate Communications         353 1 604 3833


Forward Looking Statement

Certain statements contained in this Interim Statement, including any targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negatives thereof, and other restatements that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995). Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.


Group Profit and Loss Account (unaudited)

                                          Half Year    Half Year         Year
                                          30-9-2004    30-9-2003    31-3-2004
                                               EURm         EURm         EURm
INTEREST RECEIVABLE

Interest receivable and similar income
arising from debt securities                    182          154          331
Other interest receivable and similar
income (Note 3)                               1,962        1,584        3,300

INTEREST PAYABLE (Note 4)                     1,222          886        1,887
                                         ----------   ----------   ----------
NET INTEREST INCOME                             922          852        1,744

Fees and commissions receivable                 583          552        1,134
Fees and commissions payable                    (84)         (94)        (200)
Dealing profits                                  33           43           73
Contribution from the life assurance
business (Note 8)                                71           87          177
Other operating income (Note 5)                  25           23           50
                                         ----------   ----------   ----------
TOTAL OPERATING INCOME                        1,550        1,463        2,978

Administrative expenses (Note 6)                787          710        1,471
Depreciation and amortisation (Note 6)           88           84          183
                                         ----------   ----------   ----------
OPERATING PROFIT BEFORE PROVISIONS              675          669        1,324

Provision for bad and doubtful debts
(Note 13)                                        28           46           86
                                         ----------   ----------   ----------
OPERATING PROFIT                                647          623        1,238

Income from associated undertakings and
joint ventures                                   29           19           29
                                         ----------   ----------   ----------
PROFIT ON ORDINARY ACTIVITIES BEFORE
EXCEPTIONAL ITEMS                               676          642        1,267
Exceptional items (Note 9)                       37           28          (97)
                                         ----------   ----------   ----------

PROFIT BEFORE TAXATION                          713          670        1,170

Taxation (Note 10)                             (120)        (120)        (208)
                                         ----------   ----------   ----------
PROFIT AFTER TAXATION                           593          550          962
                                             ======       ======       ======




Group Profit and Loss Account (unaudited) (Continued)

                                            Half Year    Half Year        Year
                                            30-9-2004    30-9-2003   31-3-2004
                                                 EURm         EURm        EURm

PROFIT AFTER TAXATION                             593          550         962

Minority interests: equity                          2            6          13
Minority interests: non equity                      3            3           6
Non-cumulative preference stock
dividends                                           4            4           8
                                           ----------   ----------   ---------
PROFIT ATTRIBUTABLE TO THE ORDINARY
STOCKHOLDERS                                      584          537         935

Transfer to capital reserve                        55           53          62
Ordinary dividends                                160          143         400
                                           ----------   ----------   ---------
profit retained for THE period                    369          341         473
                                               ======       ======      ======
Earnings per unit of EUR0.64 ordinary stock       62.0c        55.3c       97.2c
(2003: restated) (Note 11)
                                               ======       ======      ======
Diluted earnings per unit of EUR0.64              61.5c        54.9c       96.6c
ordinary stock (Note 11)
                                               ======       ======      ======
Alternative earnings per unit of EUR0.64          57.5c        52.7c      106.7c
ordinary stock (Note 11)
                                               ======       ======      ======

CONSOLIDATED BALANCE SHEET (unaudited)

                                         30-9-2004     30-9-2003     31-3-2004
                                                      (restated)
                                              EURm          EURm          EURm
ASSETS

Cash and balances at central banks           2,044           323         1,397
Items in the course of collection from
other banks                                    593           566           584
Central Government and other eligible
bills                                           73           165           211
Loans and advances to banks                  8,187         9,437         7,753
Loans and advances to customers (Note
12)                                         72,791        61,409        67,540
------------------------------             ---------     ---------     ---------
Securitisation and loan transfers              509           656           593
Less: non returnable amounts                  (423)         (571)         (504)
------------------------------             ---------     ---------     ---------
                                                86            85            89
Debt securities (Note 14)                   18,981        14,626        15,676
------------------------------             ---------     ---------     ---------
Securitisation                                 263             -           243
Less: non returnable amounts                  (244)            -          (224)
------------------------------             ---------     ---------     ---------
                                                19             -            19

Equity shares                                   55            56            64
Interests in associated undertakings            15            13            14
Interest in joint ventures (Note 15)
------------------------------             ---------     ---------     ---------
- share of gross assets                        154           118           190
- share of gross liabilities                  (106)          (79)          (73)
- goodwill                                       -             -           126
------------------------------             ---------     ---------     ---------
                                                48            39           243
Intangible fixed assets (Note 15)              285           252           147
Tangible fixed assets                        1,227         1,217         1,268
Other assets                                 3,513         3,531         3,767
Prepayments and accrued income                 896           668           690
                                        ----------    ----------    ----------
                                           108,813        92,387        99,462
Life assurance assets attributable to
policyholders                                7,524         6,130         6,969
                                        ----------    ----------    ----------
                                           116,337        98,517       106,431
                                            ======        ======        ======

CONSOLIDATED BALANCE SHEET (unaudited)

                                              30-9-2004    30-9-2003    31-3-2004
                                                          (restated)
                                                   EURm         EURm         EURm
  LIABILITIES
  Deposits by banks                              19,562       16,876       17,060
  Customer accounts (Note 16)                    56,740       50,251       54,395
  Debt securities in issue                       17,603       11,346       12,917
  Items in the course of transmission to
  other banks                                       119          125          230
  Other liabilities and provisions                5,246        5,926        5,897
  Accruals and deferred income                      813          733          621
  Deferred taxation                                  88           53           66
  Subordinated liabilities                        3,651        2,679        3,682
  Minority interests
  - equity (Note 15)                                116           52           54
  - non equity                                       73           72           76
  -------------------------------               ---------    ---------    ---------
  Called up capital stock (Note 17)                 679          679          679
  Stock premium account (Note 18)                   765          764          767
  Capital reserve (Note 18)                         552          489          498
  Profit and loss account (Note 18)               2,572        2,162        2,281
  Revaluation reserve (Note 18)                     234          180          239
  -------------------------------               ---------    ---------    ---------
                                                  4,802        4,274        4,464
  Own shares held for the benefit of life
  assurance policyholders                          (205)        (137)        (183)
                                             ----------   ----------   ----------
  Stockholders' funds including non
  equity interests                                4,597        4,137        4,281
                                             ----------   ----------   ----------
  Life assurance liabilities attributable
  to policyholders                                7,729        6,267        7,152
                                             ----------   ----------       ======
                                                116,337       98,517      106,431
                                                 ======       ======       ======



MEMORANDUM ITEMS

                                   30-9-2004        30-9-2003        31-3-2004
                                        EURm             EURm             EURm
Contingent liabilities
Acceptances and endorsements              27               31               33
Guarantees and assets pledged as
collateral security                    1,233            1,293            1,291
Other contingent liabilities             513              501              494
                                  ----------       ----------       ----------
                                       1,773            1,825            1,818
                                      ======           ======           ======
Commitments                           26,239           20,797           25,235
                                      ======           ======           ======

Note of Historical Cost Profit and Loss (UNAUDITED)

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.


RECONCILIATION OF MOVEMENT IN STOCKHOLDERS' FUNDS (unaudited)

                                             Half Year     Half Year          Year
                                             30-9-2004     30-9-2003     31-3-2004
                                                          (restated)
                                                  EURm          EURm          EURm

Opening Stockholders' Funds                      4,281         4,160         4,034
Prior year adjustments arising from
implementation of UITF37                             -          (126)            -
                                            ----------   -----------   -----------
                                                 4,281         4,034         4,034

Profit attributable to ordinary
stockholders                                       584           537           935
Dividends                                         (160)         (143)         (400)
                                            ----------   -----------    ----------
                                                 4,705         4,428         4,569
Revaluation of property                              -             -            59
Other recognised gains/(losses)                    (91)          (50)           62
Re-issue of treasury stock issued
under employee stock scheme                          5            23            25
Ordinary stock buy-back and held as
Treasury stock                                       -          (249)         (377)
Purchase of stock by subsidiary                      -            (4)            -
Movement in cost of own shares held
for benefit of life assurance
policyholders                                      (22)          (11)          (57)
                                            ----------   -----------     ---------
Closing Stockholders' Funds                      4,597         4,137         4,281
                                               =======       =======        ======
Stockholders' funds:
Equity                                           4,532         4,072         4,215
Non equity                                          65            65            66
                                            ----------   -----------    ----------
                                                 4,597         4,137         4,281
                                               =======       =======        ======

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

                                              Half Year    Half Year         Year
                                              30-9-2004    30-9-2003    31-3-2004
                                                   EURm         EURm         EURm

Profit attributable to ordinary
stockholders                                        584          537          935
Exchange adjustments                                (91)         (50)          62
Revaluation of property                               -            -           59
                                             ----------   ----------   ----------
Total gains recognised in the period                493          487        1,056
                                                =======      =======       ======

group cash flow statement (unaudited)

                                              Half Year     Half Year         Year
                                              30-9-2004     30-9-2003    31-3-2004
OPERATING CASH FLOWS                               EURm          EURm         EURm

Net cash flow from operating
activities                                        3,815           763        3,664

Dividend received from joint venture                 14             -            7
Returns on investment and servicing
of finance                                          (45)          (39)        (190)
Taxation                                            (19)          (66)        (201)
Capital expenditure and financial
investment                                       (2,158)         (788)      (2,875)
Acquisitions and disposals                          135            24         (179)
Equity dividends paid                              (257)         (236)        (381)
Financing                                             5          (226)         609
                                            -----------   -----------   ----------
Increase/(decrease) in cash                       1,490          (568)         454
                                                 ======        ======       ======


1 ACCOUNTING POLICIES

The accounting policies as set out on pages 51 to 54 of the Report and Accounts for the year ended 31 March 2004 are unchanged.

UITF Abstract 37 "Purchases and Sales of Own Shares" was issued on 28 October 2003 and is effective for accounting periods ending on or after 23 December 2003. As required by the UITF abstract, "Own Shares", previously shown as assets are now included as a deduction from equity in arriving at Stockholders Funds. Bank of Ireland Life holds for the benefit of the policyholders shares in Bank of Ireland Group and under the UITF Abstract these shares are required to be treated as though they were purchased by the company for its own benefit and treated as treasury shares. The cost of the shares at 30 September 2003 has been deducted from stockholders funds and the related liabilities have been restated. International Financial Reporting Standards

In July 2002 the European Union adopted a regulation compelling EU-listed companies to prepare financial statements in conformity with International Accounting Standards, as adopted by the EU, from 1 January 2005. This was intended to drive greater comparability of accounts prepared within the EU, and given the greater convergence between IFRS and US accounting standards, on an international basis as well.

Key uncertainties remain however. The recent qualified adoption by the EU of IAS 39, subject to certain sections relating to hedge accounting and fair value being 'carved out', has lead to concern that different organisations in different countries will be reporting on different bases.

The impact on the accounts of the Group will be in several areas. Inter alia, changes in accounting for derivatives and hedge accounting rules; some life assurance contracts will be reclassified leading to changes to the income stream; the leasing businesses will be affected by the requirement to spread some income and relevant fees, and there will be increases in the balance sheet values as certain previously off balance sheet vehicles are now consolidated. Additionally there will be changes to the method of providing for bad debts, as general provisions will no longer be allowed, and there will be changes in the accounting treatment of other items, for example, pensions goodwill and computer software.

To manage the implementation of these standards, the Bank has a dedicated programme team in place to review the standards, assess the impact and ensure the required changes to accounting policies, systems and processes are promptly addressed and implemented in good time.

Iridian

BIAM (US) Inc acquired a further 15% interest in Iridian Asset Management LLC ("Iridian") for a consideration of $40.3m which gave rise to goodwill of $37.2m which has been capitalised and will be written off to the profit and loss account over its remaining useful life.

2 SEGMENTAL ANALYSIS

The segmental analysis of the Group's results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as interest income, non interest income and income from associates and joint ventures. Turnover by business class is not shown. The Group has seven business classes. The analysis of results by business class is based on management accounts information. The analysis of results by business class has been restated for September 2003 to account for Private Banking changing to Retail Republic of Ireland from Wholesale Financial Services and Isle of Man changing from Wholesale Financial Services to UK Financial Services. Net assets are included below in order to comply with SSAP 25 and reflect the adjustments as outlined in UITF 37 and detailed in Note 1 above. The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables. The results for the UK Post Office Financial Services division reflect all income and expenses related to financial products sold through the Post Office distribution network.


2 SEGMENTAL ANALYSIS (continued)

(a) Geographical Segment                   Half Year 30-9-2004
                                          -----------------------

                             Republic of    United Kingdom  Rest of      Total
                                 Ireland                      World
                                    EURm             EURm      EURm       EURm


Turnover                           1,275            1,528        82      2,885
                                  ======           ======    ======     ======
Profit before exceptional
items                                500              186        15        701
                                  ======           ======    ======
Exceptional items                                                           37

Grossing up (1)                                                            (25)
                                                                      --------
Profit before taxation                                                     713
                                                                        ======

Net assets                         2,526            1,599       472      4,597
                                  ======           ======    ======     ======
Total assets (2)                  97,980           49,357     2,529    149,866
                                  ======           ======    ======     ======



                                      Half Year 30-9-2003 (restated)
                                          -----------------------

                             Republic of           United   Rest of      Total
                                 Ireland          Kingdom     World
                                    EURm             EURm      EURm       EURm

Turnover                           1,346            1,043        73      2,462
                                  ======           ======    ======     ======
Profit before exceptional
items                                463              174        19        656
                                  ======           ======    ======
Exceptional items                                                           28

Grossing up (1)                                                            (14)
                                                                      --------
Profit before taxation                                                     670
                                                                        ======

Net assets                         2,180            1,516       441      4,137
                                  ======           ======    ======     ======
Total assets (2)                  81,159           42,866     2,354    126,379
                                  ======           ======    ======     ======


2 SEGMENTAL ANALYSIS (continued)

(a) Geographical                            Year 31-3-2004
Segment                                 -----------------------

                        Republic of   United Kingdom  Rest of World      Total
                            Ireland
                               EURm            EURm            EURm       EURm

Turnover                      2,658           2,283             153      5,094
                              =====           =====            ====      =====

Profit before
exceptional items               936             340              41      1,317
                              =====           =====            ====
Exceptional items                                                          (97)
Grossing up (1)                                                            (50)
                                                                      --------
Profit before taxation                                                   1,170
                                                                         =====
Net assets                    2,422           1,399             460      4,281
                              =====           =====           =====      =====

Total assets (2)             91,249          52,158           2,410    145,817
                              =====           =====           =====      =====



                                                          Half Year 30-9-2004
                                                 ---------------------------------------
(b) Business   Retail Republic      BOI      Wholesale UK Financial        Asset UK Post Office  Group and      Total
class             of Ireland                 Financial   Services   Management        Financial  Central
                                            Services                                 Services
                                   Life                               Services
                        EURm       EURm         EURm         EURm         EURm           EURm       EURm         EURm
Net interest
income                   492          -          160          304            2              1        (12)         947
Other income             152         59          156          121          133              2          5          628
                  ----------     ------   ----------   ----------   ----------        -------    -------   ----------
Total
operating
income                   644         59          316          425          135              3         (7)       1,575
Administrative
expenses                 377          -          116          239           71             18         54          875
Provision for
bad and
doubtful debts            23          -           18          (14)           -              1          -           28
                  ----------   --------   ----------   ----------   ----------       --------    -------   ----------
Operating
Profit                   244         59          182          200           64            (16)       (61)         672
Income from
associated
undertakings
and joint
ventures                  (1)         -           34            -            -             (4)         -           29
                  ----------   --------   ----------   ----------   ----------       --------   --------   ----------
Profit before
exceptional
items                    243         59          216          200           64            (20)       (61)         701
                      ======       ====      =======       ======      =======         ======     ======
Exceptional
items                                                                                                              37
Grossing up(1)                                                                                                    (25)
                                                                                                           ----------
Profit before
taxation                                                                                                          713
                                                                                                               ======
Net assets             1,404        101          701        1,568          380            124        319        4,597
                      ======       ====      =======       ======      =======         ======     ======       ======
Total assets
(2)                   54,616      7,996       78,066       39,751        1,898            230     14,570      197,127
                      ======       ====      =======       ======      =======         ======     ======       ======
Total Risk
Weighted
Assets                19,820          -       24,141       24,304          184            102        717       69,268
                      ======       ====      =======       ======      =======         ======     ======       ======



2 SEGMENTAL ANALYSIS (continued)
                                             Half Year 30-9-2003
                                      ------------------------------------

                                                  (restated)
(b) Business   Retail Republic     BOI    Wholesale UK Financial      Asset  Group and    Total
Class             of Ireland              Financial   Services   Management  Central
                                         Services                Services
                                  Life
                        EURm      EURm       EURm         EURm       EURm       EURm       EURm
Net interest
income                   445         -        133          299          2        (15)       864
Other income             139        73        155          116        125          5        613
                    --------   -------   --------     --------   --------   --------   --------
Total
operating
income                   584        73        288          415        127        (10)     1,477

Administrative
expenses                 353         -        102          232         69         38        794
Provisions for
bad and
doubtful debts            28         -         17            1          -          -         46
                    --------   -------   --------     --------   --------   --------   --------
Operating
Profit                   203        73        169          182         58        (48)       637
Income from
associated
undertakings &
joint ventures            (1)        -         20            -          -          -         19
                    --------   -------   --------     --------   --------   --------   --------
Profit before
exceptional
items                    202        73        189          182         58        (48)       656
                       =====      ====      =====        =====      =====      =====
Exceptional
Items                                                                                        28
Grossing up
(1)                                                                                         (14)
                                                                                       --------
Profit before
taxation                                                                                    670
                                                                                          =====
Net assets             1,210        95        677        1,583        378        194      4,137
                       =====      ====      =====        =====      =====      =====      =====
Total assets
(2)                   32,981     6,656     57,413       35,117      1,421     11,496    145,084
                       =====      ====      =====        =====      =====      =====      =====
Total Risk
Weighted
Assets                16,057         -     21,020       20,826        147        500     58,550
                       =====      ====      =====        =====      =====      =====      =====



                                                             Year 31-3-2004
                                                  ---------------------------------------
               Retail Republic      BOI      Wholesale UK Financial        Asset  UK Post Office  Group and      Total
                  of Ireland                 Financial   Services   Management   Joint Venture    Central
                                            Services
                                   Life                               Services
                        EURm       EURm         EURm         EURm         EURm            EURm       EURm         EURm

Net interest
income                   909          -          292          601            3               -        (26)       1,779
Other income             289        147          298          246          258               -         11        1,249
                  ----------     ------   ----------   ----------   ----------         -------    -------   ----------
Total
operating
income                 1,198        147          590          847          261               -        (15)       3,028
Administrative
expenses                 724          -          221          472          136               -        101        1,654
Provision for
bad and
doubtful debts            53          -           31            2            -               -          -           86
                  ----------   --------   ----------   ----------   ----------        --------    -------   ----------
Operating
Profit                   421        147          338          373          125               -       (116)       1,288
Income from
associated
undertakings
and joint
ventures                  (2)         -           33            -            -              (3)         1           29
                  ----------   --------   ----------   ----------   ----------        --------   --------   ----------
Profit before
exceptional
items                    419        147          371          373          125              (3)      (115)       1,317
                      ======       ====      =======       ======      =======          ======     ======
Exceptional
items                                                                                                              (97)
Grossing up(1)                                                                                                     (50)
                                                                                                            ----------
Profit before
taxation                                                                                                         1,170
                                                                                                                ======
Net assets             1,210         95          697        1,483          369               -        427        4,281
                      ======       ====      =======       ======      =======          ======     ======       ======
Total assets
(2)                   36,324      7,401       60,328       38,716        1,606               -     10,110      154,485
                      ======       ====      =======       ======      =======          ======     ======       ======
Total Risk
Weighted
Assets                18,922          -       20,893       22,828          149               -        569       63,361
                      ======       ====      =======       ======      =======          ======     ======       ======



2 SEGMENTAL ANALYSIS (continued)


(1) The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2) Total assets include intra-group items of EUR80,790m (September 2003:
EUR46,567m, March 2004: EUR48,054m) in business class and EUR33,529m (September 2003: EUR27,862m, March 2004: EUR39,386 m) in geographic segments.


3   OTHER INTEREST RECEIVABLE AND SIMILAR  Half Year    Half Year         Year
    INCOME
                                           30-9-2004    30-9-2003    31-3-2004
                                                EURm         EURm         EURm

    Loans and advances to banks                  132          122          227
    Loans and advances to customers            1,708        1,352        2,858
    Finance leasing                               67           63          119
    Instalment credit                             55           47           96
                                          ----------   ----------   ----------
                                               1,962        1,584        3,300
                                              ======       ======       ======

4   INTEREST PAYABLE                       Half Year    Half Year         Year
                                           30-9-2004    30-9-2003    31-3-2004
                                                EURm         EURm         EURm

    Interest on subordinated                     111           89          177
    liabilities
    Other interest payable                     1,111          797        1,710
                                          ----------   ----------   ----------
                                               1,222          886        1,887
                                              ======       ======       ======

5   OTHER INCOME                           Half Year    Half Year         Year
                                           30-9-2004    30-9-2003    31-3-2004
                                                EURm         EURm         EURm

    Profit/(loss) on disposal of                   1            1           (2)
    investment securities
    Profit on disposal of tangible fixed           4            7           20
    assets
    Profit on disposal of motor insurance          6            -            -
    book
    Securitisation servicing fee                   3            3            6
    Other income                                  11           12           26
                                          ----------   ----------   ----------
                                                  25           23           50
                                              ======       ======       ======

6   OPERATING EXPENSES
                                         Half year      Half Year         Year
                                                      30-9-2003
                                         30-9-2004                   31-3-2004
    The Group                                 EURm         EURm           EURm

    Staff Costs                                498          474            965
    Other administrative expenses (1)          289          236            506
    Depreciation                                76           75            164
    Amortisation of goodwill                    12            9             19
                                         ---------    ---------     ----------
    Total operating expenses                   875          794          1,654
                                            ======       ======         ======
    (1) A fine was paid to the Financial Services Authority during the 6 months to September 2004 of StgGBP375,000


7 Employee Information


The average full time equivalents categorised in line with the business classes, are as follows:


                                   30-9-2004        30-9-2003        31-3-2004

                                                   (restated)

Retail Republic of Ireland             7,835            7,877            7,813

BOI Life                               1,054            1,070            1,066

Wholesale Financial Services           1,441            1,348            1,349

UK Financial Services                  4,872            5,437            5,298

Asset Management Services                638              668              652

UK Post Office Financial Services        108                -               10

Group and Central                      1,121            1,385            1,396
                                   ---------        ---------       ----------

                                      17,069           17,785           17,584
                                      ======           ======           ======




8 LIFE ASSURANCE

The table below provides an analysis of profits before tax.

                                           Half Year    Half Year         Year
                                           30-9-2004    30-9-2003    31-3-2004
                                                EURm         EURm         EURm

New business contribution                         24           19           51
-          Profit from existing business          28           26           54
-          expected return                        13            6           14
-          experience variance                     4            3            5
-          operating assumption changes
Return on shareholder funds                        3            3            8
                                          ----------   ----------   ----------
Operating profit before tax                       72           57          132
Investment variance                               (1)          11           26
Effect of economic assumption changes              -           19           19
                                          ----------   ----------   ----------
Contribution from life assurance
companies                                         71           87          177

Less: income adjustment for certain
services,
overheads and capital allocations
provided by Group companies                      (12)         (14)         (30)
                                          ----------   ----------   ----------

Life assurance segment, profit before
tax                                               59           73          147
                                              ======       ======       ======


9 EXCEPTIONAL ITEMS

In the half year to 30 September 2004, the exceptional items represent the following:

   -Profit of EUR31m on the sale of the Bank's 50% shareholding in EuroConex
    Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on 29 June, 2004.
   -Provisions released following the exit from leases and profit on sale of properties of EUR11m.
   -Implementation costs of EUR5m associated with the UKFS Business Improvement
    Programme.

In the half year to 30 September 2003, the exceptional items represent the following:

   -The Group completed the sale of its share in the alliance it operated with State Street Bank which resulted in a profit of EUR33m.
   -Implementation of a business improvement programme in UKFS has commenced
    (EUR1m).
   -Additional costs were incurred in relation to prior year exceptional items (EUR4m).

In the year ending 31 March 2004, the exceptional items represent the following:

   -The net proceeds of EUR36m on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank.

9 EXCEPTIONAL ITEMS (continued)

   -The write-off of the remainder of the goodwill associated with Chase de
    Vere of EUR93m together with some provisions of EUR22m for the impairment of certain assets in the IFA business.
   -Additional costs of EUR4m incurred in relation to restructuring undertaken in previous years.
   -Implementation costs of EUR14m associated with the UKFS Business
    Improvement Programme.


10 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                               Half Year   Half Year        Year
                                               30-9-2004   30-9-2003   31-3-2004
                                                    EURm        EURm        EURm
Current Tax

Irish Corporation Tax
  Current year                                        69          76         141
  Prior years                                          0           0           8
Double taxation relief                                (8)        (10)        (19)
Foreign tax
  Current year                                        35          44          70
  Prior years                                          0           0         (14)
                                                --------    --------    --------
                                                      96         110         186
Deferred Tax

Origination and reversal of timing
differences                                           14           4          13

Share of associated undertakings and joint
ventures                                              10           6           9
                                                --------    --------    --------
                                                     120         120         208
                                                   =====       =====       =====

11 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.


                                   Half Year          Half Year           Year
                                   30-9-2004          30-9-2003      31-3-2004
Basic                                              (restated)

Profit attributable to
Ordinary Stockholders               EUR584m            EUR537m          EUR935m
Weighted average number of
shares in issue excluding
own shares held for the
benefit of life assurance
policyholders                          942m               971m             961m

Basic earnings per share              62.0c               55.3c            97.2c


Diluted

The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.


                                     Half Year        Half Year           Year
                                    30-9-2004        30-9-2003        31-3-2004
                                                    (restated)
Profit attributable to
Ordinary Stockholders                EUR584m          EUR537m          EUR935m

Weighted average number of
shares in issue excluding
own shares held                         942m             971m             961m
Effect of all dilutive
potential Ordinary Stock                  7m               7m               7m
                                 ----------       ----------       ----------
                                        949m             978m             968m
                                     ======           ======           ======
Diluted earnings per share            61.5c            54.9c            96.6c

11 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

Alternative
The calculation of alternative earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders before goodwill amortisation and the exceptional items divided by the weighted average Ordinary Stock issue. Under accounting standards shares of Bank of Ireland held by the Group's life assurance subsidiary are required to be deducted from the total number of shares in issue when calculating EPS. These shares are held for the benefit of policyholders and have been included in the weighted average number of shares for the purposes of calculating alternative earnings per share.


                                             Half Year    Half Year       Year
                                           30-9-2004    30-9-2003    31-3-2004
                                                       (restated)
Basic                                          62.0c        55.3c        97.2c
Own shares held for benefit of life           (1.5c)       (1.0c)       (2.1c)
assurance policyholders
Goodwill amortisation                           1.0c         0.7c         1.6c
Exceptional items                             (4.0c)       (2.3c)        10.0c
                                          ----------   ----------   ----------
Alternative earnings per share                 57.5c        52.7c       106.7c
                                              ======       ======       ======

                                   Half Year         Half Year            Year
                                  30-9-2004         30-9-2003       31-3-2004
                                                    (restated)
Weighted average number of
shares in issue excluding
own shares held for the
benefit of life assurance
policyholders                          942m              971m              961m
Weighted average ordinary
shares held for the benefit
of life assurance
policyholders                           24m               17m               19m
                                ----------        ----------        ----------
                                       966m              988m              980m
                                    ======            ======            ======

12 LOANS AND ADVANCES TO CUSTOMERS

                                       30-9-2004     30-9-2003     31-3-2004
                                            EURm          EURm          EURm

Loans and advances to customers           68,916        58,303        63,876
Loans and advances - finance leases        2,579         2,205         2,593
Hire purchase receivables                  1,729         1,368         1,543
                                      ----------    ----------    ----------
                                          73,224        61,876        68,012
Provision for bad and doubtful debts
(note 13)                                   (433)         (467)         (472)
                                      ----------    ----------    ----------
                                          72,791        61,409        67,540
                                         =======       =======        ======


13 PROVISION FOR BAD AND DOUBTFUL DEBTS

                                          30-9-2004     30-9-2003    31-3-2004
                                               EURm          EURm         EURm

Opening balance                                 472           480          480
Exchange adjustments                             (8)           (3)           7
Charge against profits                           28            46           86
Amounts written off                             (71)          (60)        (114)
Recoveries                                       12             4           13
                                        -----------   -----------   ----------
Closing balance                                 433           467          472
                                            =======       =======       ======
All of which relates to loans and
advances to customers

Provisions at end of period:
- specific                                      186           176          191
- general                                       247           291          281
                                        -----------   -----------   ----------
                                                433           467          472
                                            =======       =======       ======

The Group's general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of EUR177m (Sept 2003: EUR178m, March 2004: EUR180m) and a non designated element, for prudential purposes of EUR70m (Sept 2003: EUR113m, March 2004:
EUR101m). The non designated element will be offset, in certain pre-defined circumstances, against specific loan losses as they crystallise in future years.


14   DEBT SECURITIES                           At 30-09-2004
                                               Gross        Gross
                                   Book   Unrealised   Unrealised         Fair
                                  Value        Gains       Losses        Value
     Issued by public
     bodies
     Investment securities
     - government                   707           27            -          734
     securities
                             ----------   ----------   ----------   ----------
     Other securities
     - government                 4,773                                  4,773
     securities
     - other public sector            -                                      -
     securities
                             ----------                             ----------
                                  4,773                                  4,773
     Issued by other         ----------                             ----------
     issuers
     Investment securities
     - bank and building          1,590            -            -        1,590
     society certificates of
     deposit
     - other debt                10,843           75          (21)      10,897
     securities
                             ----------   ----------   ----------   ----------
                                 12,433           75          (21)      12,487
                             ----------   ----------   ----------   ----------
     Other securities
     - bank and building              -                                      -
     society certificates of
     deposit
     - other debt                 1,068                                  1,068
     securities
                             ----------                             ----------
                                  1,068                                  1,068
                             ----------   ----------   ----------   ----------
                                 18,981          102          (21)      19,062
                                 ======       ======       ======       ======

14   DEBT SECURITIES                           At 30-9-2003
                                               Gross        Gross
                                   Book   Unrealised   Unrealised         Fair
                                  Value        Gains       Losses        Value
                                   EURm         EURm         EURm         EURm
     Issued by public
     bodies
     Investment securities
     - government                   833           38            -          871
     securities
                             ----------   ----------   ----------   ----------
     Other securities
     - government                 3,518                                  3,518
     securities
     - other public sector            -                                      -
     securities
                             ----------                             ----------
                                  3,518                                  3,518
     Issued by other         ----------                             ----------
     issuers
     Investment securities
     - bank and building            509            -            -          509
     society certificates of
     deposit
     - other debt                 7,821           85          (57)       7,849
     securities
                             ----------   ----------   ----------   ----------
                                  8,330           85          (57)       8,358
                             ----------   ----------   ----------   ----------
     Other securities
     - bank and building            275                                    275
     society certificates of
     deposit
     - other debt                 1,670                                  1,670
     securities
                             ----------                             ----------
                                  1,945                                  1,945
                             ----------   ----------   ----------   ----------
                                 14,626          123          (57)      14,692
                                 ======       ======       ======       ======

                                               At 31-3-2004
                                               Gross        Gross
                                   Book   Unrealised   Unrealised         Fair
                                  Value        Gains       Losses        Value
                                   EURm         EURm         EURm         EURm

Issued by public bodies
Investment securities
- government securities             881           34            -          915
                             ----------   ----------   ----------   ----------
Other securities
- government securities           4,174                                  4,174
- other public sector                 -                                      -
securities
                             ----------                             ----------
                                  4,174                                  4,174
Issued by other issuers      ----------                             ----------
Investment securities
- bank and building
society certificates of
deposit                             811            -            -          811
- other debt securities           9,461           92          (46)       9,507
                             ----------   ----------   ----------   ----------
                                 10,272           92          (46)      10,318
                             ----------   ----------   ----------   ----------
Other securities
- bank and building society           -                                      -
certificates of deposit
- other debt securities             349                                    349
                             ----------                             ----------
                                    349                                    349
                             ----------   ----------   ----------   ----------
                                 15,676          126          (46)      15,756
                                 ======       ======       ======       ======


15 Interest in Joint Ventures

On 19 March 2004 Bank of Ireland UK Holdings plc signed the contract to acquire a 50.01% holding in the entity, Midasgrange Limited (trading as Post Office Financial Services). The joint venture was accounted for as a joint venture using the gross equity method until 31 July 2004.

Midasgrange Limited is fully consolidated in the Group's accounts from 1 August 2004. The goodwill arising on acquisition which was previously shown in "Interest in Joint Ventures" is now recorded in "Intangible Fixed Assets" and the related minority interest is recorded in "Minority Interest - equity".


16 CUSTOMER ACCOUNTS
                                   30-9-2004         30-9-2003       31-3-2004
                                        EURm              EURm            EURm

Current accounts                      12,389            10,672          11,259
Demand deposits                       21,120            19,827          21,390
Term deposits and other products      22,532            19,116          21,098
Other short-term borrowings              699               636             648
                                 -----------       -----------      ----------
                                      56,740            50,251          54,395
                                      ======            ======          ======

17 CAPITAL STOCK

                                          30-9-2004    30-9-2003    31-3-2004
                                               EURm         EURm         EURm
Allotted and fully paid                               (restated)
Equity
942.1m units of EUR0.64 of Ordinary Stock       603          614          604
108.0m units of EUR0.64 of Treasury Stock        69           58           68
                                         ----------   ----------   ----------
                                                672          672          672
Non equity
1.9m units of Non-Cumulative Preference
Stock of StgGBP1 each                             3            3            3
3.0m units of Non-Cumulative Preference
Stock of EUR1.27 each                             4            4            4
                                         ----------   ----------   ----------
                                                679          679          679
                                             ======       ======       ======

18 RESERVES
                                           30-9-2004    30-9-2003    31-3-2004
                                                       (restated)
                                                EURm         EURm         EURm

  Stock premium account
  Opening balance                                767          770          770
  Transfer to profit and loss account              -           (5)          (5)
                                          ----------   ----------   ----------
                                                 767          765          765
  Exchange adjustments                            (2)          (1)           2
                                          ----------   ----------   ----------
  Closing balance                                765          764          767
                                              ======       ======       ======
  Capital reserve
  Opening balance                                498          436          436
  Exchange adjustments                            (1)           -            -
  Transfer from revenue reserves                  55           53           62
                                          ----------   ----------   ----------
  Closing balance                                552          489          498
                                              ======       ======       ======
  Profit and loss account
  Opening balance                              2,281        2,129        2,129
  Prior year adjustment                            -          (35)         (35)
  Transfer from stock premium account              -            5            5
                                          ----------   ----------   ----------
                                               2,281        2,099        2,099
  Profit retained                                369          341          473
  Exchange adjustments                           (87)         (49)          60
  Ordinary stock buyback and held as               -         (249)        (377)
  Treasury stock
  Reissue of Treasury stock under                  5           23           25
  employee stock schemes
  Transfer from revaluation reserve                4            1            2
  Purchase of stock by subsidiaries                -           (4)          (1)
                                          ----------   ----------   ----------
  Closing balance                              2,572        2,162        2,281
                                              ======       ======       ======
  Revaluation reserve
  Opening balance                                239          181          181
  Exchange adjustments                            (1)           -            1
  Revaluation of property                          -            -           59
  Transfer to revenue reserve on sale of          (4)          (1)          (2)
  property
                                          ----------   ----------   ----------
  Closing balance                                234          180          239
                                              ======       ======       ======


19 AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half years ended 30 September 2004 and 2003 and the year ended 31 March 2004. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half years are annualised.


                           Half Year                             Half Year                               Year
                         30-9-2004                               30-9-2003                               31-3-2004
                       --------------                           -------------                          --------------
                                                                (restated)
            Average Balance   Interest     Rate   Average Balance   Interest     Rate   Average Balance  Interest Rate
                       EURm      EURm        %            EURm         EURm        %            EURm      EURm     %
ASSETS
Loans to
banks
Domestic
offices               6,943        86      2.5           8,889          104      2.3            7,385      171   2.3
Foreign
offices               1,107        22      3.9             435            7      3.2              755       26   3.4
Loans to
customers (1)

Domestic
offices              33,580       783      4.7         27,877          682      4.9            28,987    1,394  4.8
Foreign
offices              33,625       949      5.6         28,102          681      4.8            29,533    1,494  5.0
Central government
and other eligible
bills
Domestic
offices                   7         -        -             7             -        -                 9        -    -
Foreign                   -         -        -             -             -        -                 -        -    -
offices
Debt
Securities
Domestic
offices              10,549       154      2.9         8,072           120      3.0             8,942      268  3.0
Foreign
offices               1,171        28      4.9         1,547            34      4.4             1,453       63  4.3
Instalment
credit
Domestic
offices                 567        18      6.5           573            18      6.3               502       35  7.0
Foreign
offices               1,121        37      6.6           803            29      7.2               869       61  7.0
Finance lease
receivables
Domestic
offices               2,417        64      5.3         1,995            61      6.1             2,043      114  5.6
Foreign
offices                 211         3      2.8           190             2      2.1               194        5  2.4
Total
interest
earning
assets
Domestic
offices              54,063     1,105      4.1        47,413          985      4.2             47,868    1,982  4.1
Foreign
offices              37,235     1,039      5.6        31,077          753      4.8             32,804    1,649  5.0
                -----------   ----------   ------     -----------   ---------- ------      ----------   ------  ----
                     91,298     2,144      4.7        78,490        1,738      4.4             80,672    3,631   4.5
Allowance for
loan losses            (456)                            (487)                                    (496)
Non interest
earning
assets               20,057                           16,907                                   17,447            (2)
                -----------   ----------   ------     -----------   ---------- ------      ----------   -------  ---

Total               110,899     2,144      3.9        94,910        1,738      3.7             97,623     3,631  3.7
Assets
                ===========   ==========   ======     ===========   ========== ======      ==========   =======  ===





19 AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

                       Half Year                             Half Year                                  Year
                       30-9-2004                             30-9-2003                                 31-3-2004
                     --------------                         -------------                            --------------
                                                            (restated)
            Average Balance   Interest     Rate   Average Balance   Interest     Rate   Average Balance Interest Rate
                      EURm       EURm        %               EURm       EURm        %         EURm         EURm    %
liabilities
and
stockholders'
equity
Deposits by
banks
Domestic
offices              17,758       228      2.6          14,622          184       2.5          13,946       388   2.8
Foreign
offices               1,212        22      3.6             921           13       2.9           1,028        34   3.3
Customer
accounts
Demand
deposits
   Domestic
   offices           11,153        59      1.1          10,701           81       1.5          10,936       124   1.1
   Foreign
   offices            8,190       158      3.9           8,451          111       2.6           8,449       240   2.8
Term
deposits
   Domestic
   offices           10,177        12      0.2           9,507           18       0.4           9,640         73  0.8
   Foreign
   offices           11,350       373      6.6           9,326          210       4.5           9,893        504  5.1
Other
deposits
   Domestic
   offices              616        23      7.5             432           18       8.3             550         39  7.1
   Foreign
   offices                4         -        -              18            1       7.2              14          1  5.0
Interest
bearing
current
accounts
   Domestic
   offices              926         5      1.1             801            4       1.0             850          8  1.0
   Foreign
   offices            2,591        39      3.0           2,183           27       2.5           2,312         61  2.6
Debt
securities in
issue
   Domestic
   offices           10,975       104      1.9           7,754           85       2.2           8,049        131  1.6
   Foreign
   offices            4,272        88      4.1           2,638           45       3.4           3,037        107  3.5
Subordinated
liabilities
   Domestic
   offices            2,268        59      5.2           1,306           38       5.8           1,566         75  4.8
   Foreign
   offices            1,405        52      7.4           1,373           51       7.4           1,382        102  7.4
Total
interest
bearing
liabilities
   Domestic
   offices           53,873       490      1.8          45,123          428       1.9          45,537        838  1.8
   Foreign
   offices           29,024       732      5.0          24,910          458       3.7          26,115      1,049  4.0
                -----------   ----------   ------     -----------   ----------   ------     -----------   ------  ----
                     82,897     1,222      2.9          70,033          886       2.5          71,652      1,887  2.6
Non interest
bearing
liabilities
Current
accounts             8,532                               6,958                                  7,426
Other non
interest
bearing
liabilities         14,970                              13,766                                 14,153
(2)
Stockholders'
equity
including non
equity
interest             4,500                               4,153                                  4,392
                -----------   ----------   ------     -----------   ----------   ------      ----------   ------  ----
Total
liabilities
and
stockholders'
equity             110,899       1,222     2.2          94,910          886       1.9          97,623       1,887  1.9
                   ======       ======     ===          ======        ======      ===          ======       ====== ====

(1) Loans to customers include non accrual loans and loans classified as problem loans.

(2) In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under "Non Interest Earning Assets" and "Non Interest Bearing Liabilities".


20 RATES OF EXCHANGE

Principal rates of exchange used in the preparation of the accounts are as follows:

                    30-9-2004               30-9-2003           31-3-2004
              Closing       Average       Closing   Average   Closing   Average
EUR/US$        1.2409        1.2143       1.1652    1.1380    1.2224    1.1796
EUR/StgGBP     0.6868        0.6723       0.6986    0.7005    0.6659    0.6926

21 Capital Adequacy Data


                                 30-9-2004         30-9-2003         31-3-2004

                                      EURm              EURm              EURm
Adjusted capital base
Tier 1                               5,041             4,454             4,569
Tier 2                               3,390             2,504             3,552
                                  --------          --------          --------
                                     8,431             6,958             8,121

Supervisory deductions                 930               799               934
                                  --------          --------          --------
                                     7,501             6,159             7,187
                                     =====             =====             =====
Risk weighted assets
Banking Book                        65,994            56,202            60,634
Trading Book                         3,274             2,348             2,727
                                  --------          --------          --------
                                    69,268            58,550            63,361
                                     =====             =====             =====

Capital Ratios
Tier 1 Capital                         7.3%              7.6%              7.2%
Total Capital                         10.8%             10.5%             11.3%


22 THE ACCOUNTS WERE APPROVED BY THE COURT OF DIRECTORS ON 10 NOVEMBER 2004.

Independent review report to The Governor and Company of the Bank of Ireland

Introduction

We have been instructed by the Bank to review the financial information which comprises the Group Profit and Loss Account, the Group Balance Sheet, the Reconciliation of Movements in Stockholders' funds, the Statement of Total Recognised Gains and Losses, the Group Cash Flow Statement and the Notes thereto. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Court of Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the Bank for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers
Chartered Accountants
Dublin


10 November 2004




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 11 November 2004